       170 Harbor Way, Suite 300 +1 650 550 3500 Main

                                                   South San Francisco, CA 94080 +1 650 871 8580 Fax

www.vaxart.com

UNLOCKING THE FULL POTENTIAL OF ORAL VACCINES

January 27, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn
Jenn Do

Re: Vaxart, Inc.

Form 10-K for the fiscal year ended December 31, 2019

File No. 001-35285

Dear Mr. Vaughn:

This letter is in response to your comment letter, dated January 22, 2021, concerning the above-referenced filing by Vaxart, Inc. (the “Company”). For your convenience, we have set forth the staff’s comment in italicized, bold type, and such comment is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2019

Management’s Discussion and Analysis, page 77

Results of Operations, page 80

1.

We have read your response to comment 1 in our letter dated December 28, 2020. Please revise this section of your future filings to more clearly disclose that due to the timing of cash flows under the HCRP agreement, royalty revenues for Inavir for the second, third and fourth quarters of any given year get passed through to HCRP such that there are no such revenues recorded for those periods, but that those passed-through amounts are instead recorded as non-cash royalty revenue related to the sale of future royalties. Revise this section as well as the risk factor on page 58 to clarify the extent to which the seasonality you experience in your revenue recognition is more attributable to when flu season occurs versus attributable to the timing of cash flows pursuant to the HCRP agreement.

We respectfully submit that we will revise the sections that have been identified above by the staff in our future filings, including in our Form 10-K for the fiscal year ended December 31, 2020.

Please direct any further comments or inquiries regarding the foregoing to me at (650) 550-3500 (telephone) or (917) 453-9105 (facsimile).

Very truly yours,

/s/ Andrei Floroiu
Andrei Floroiu
President and Chief Executive Officer